Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Nippon Steel & Sumitomo Metal Corporation

Subject Company: Nisshin Steel Co., Ltd. (SEC File No. 132-02821)

Conference Call Regarding

“Making Nisshin Steel Co., Ltd. a Wholly Owned Subsidiary of Nippon Steel &

Sumitomo Metal Corporation and Integration of the Stainless Steel Sheet Business”

(held on May 18, 2018)

Summary of Q&A

Note: This document is based on information available at the time of the briefing.

Representative from NSSMC

Katsuhiro Miyamoto, Executive Vice President, CFO

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Q	Please explain the specific details of the anticipated synergies of ¥10 billion per year and the timeline for generating these effects.

A

At this point, we are assuming combined synergies of about ¥10 billion per year from making Nisshin Steel Co., Ltd. a wholly owned subsidiary of Nippon Steel & Sumitomo Metal Corporation (NSSMC) and the integration of the stainless steel sheet business but most of the effects are expected to be generated from the stainless steel sheet business. The areas where NSSMC, Nisshin Steel, and Nippon Steel & Sumikin Stainless Steel Corporation (NSSC) have strengths are different. While Nisshin Steel is good at efficient mass production of general purpose steel, NSSC has strength in value-added steel products. Just putting orders together and reallocate them to allow each company to efficiently manufacture products in its area of strength can generate significant benefits. Purchasing is another area where benefits will be generated. However, specific details of synergies and their timeline will be discussed by the three companies going forward.

Q	Is it correct to assume that there is no concern regarding antitrust legislation in converting Nisshin Steel into a wholly owned subsidiary?

A	We obtained approvals from antitrust authorities when Nisshin Steel became our subsidiary in March 2017. We believe that the conversion into a wholly owned subsidiary should not cause any new problem.

Q

After the integration of the stainless steel sheet business, NSSMC will continue to operate the stainless shapes business, and Nisshin Steel the stainless steel pipe & tube business. Are you planning to integrate them in the future and to generate additional synergies?

A

The NSSMC Group has Nippon Steel & Sumikin Stainless Steel Pipe Co., Ltd. (NSSP) and Nippon Steel & Sumikin Pipe Co., Ltd. (NSPC), which are engaged in the stainless steel pipe & tube business. At this time, we are integrating the stainless steel sheet business and the stainless pipe & tube business is not included. However, we will look at businesses other than stainless steel sheet and consider what we can do to maximize synergies and how the NSSMC Group’s optimal operation can be developed.

Q

Will you summarize market conditions for stainless steel? Recently, China’s Tsingshan Holding Group started to work on a large-scale stainless steel project in Indonesia. How do you see the global supply and demand structure?

A

Worldwide crude stainless steel output is a little less than 50 million tons per year while capacity exceeds 70 million tons. This means that excess capacity represents roughly one-third of total capacity. In terms of capacity, the Chinese mega producers Tsingshan Holding Group (8 million-ton-class) and Taiyuan Iron & Steel (Group) Co., Ltd. (4 million-ton-class) rank at the top, followed by three European companies, POSCO, and Baoshan Iron & Steel Co., Ltd. (3 million-ton-class each). They are followed by India’s Jindal Steel and Power Limited and other Chinese makers. Leading companies such as Tsingshan Holding are highly competitive, as they have integrated production from nickel ore to final products. Overall market conditions therefore appear very harsh.

In such an environment, we have to figure out how our new integrated company can be positioned. I think that competitiveness is important in addition to size. By integrating the three companies, we hope to compete and prevail by raising our competitiveness in terms of product strategy and costs. The integration will also take on great significance in the context of sharing knowledge and insights on value-added products for automobiles, an area where all three companies have individually made efforts up to now.

Q	Your strategy will thus be to compete by focusing on value-added areas rather than to pursue scale, unlike your Chinese competitors. Is that correct?

A

Our integrated company will have sales output of about 1.5 million tons and is likely to barely make the top-ten list. We intend to not only expand scale but also strengthen high-value-added products by accelerating our research and product development through technological integration of the three companies. This is how we plan to differentiate ourselves.

Q	Nisshin Steel has investments in overseas companies such as Bahru Stainless Sdn. Bhd. (Malaysia) and Acerinox, S.A. (Spain). What will happen to these companies?

A

Nisshin Steel was a founding member of Acerinox in 1970 and Acerinox, as an equity-method affiliate, has been sufficiently contributing to Nisshin Steel’s consolidated results. We would like to continue this good relationship with Acerinox. Bahru Stainless was founded in 2008 as a joint venture with Acerinox to capture growing stainless steel demand in Asia. However, the business environment for Bahru is harsh due to excess supply in the market, the emergence of Chinese makers, and the trend where companies are becoming gigantic. We therefore need to consider adopting some necessary measures for Bahru, which mainly manufactures general purpose products.

Q

I can well understand your intention to make Nisshin Steel a wholly owned subsidiary but was taken by surprise in the sense that this was not included in the announcement of NSSMC’s and Nisshin Steel’s mid-term management plan on March 2. Since when have you been considering this conversion arrangement?

A

NSSMC and Nisshin Steel had been fully considering this matter before the announcement of the mid-term management plan. At Nisshin Steel, the board of directors unanimously approved it, and an independent third-party committee was established and discussed the matter impartially and thoroughly. For both companies, the matter did not come out of the blue. After sufficient discussion, we reached this agreement.

Q

Why is the speed of implementing measures, such as organizational restructuring, different between the case of Nisshin Steel being merely a consolidated subsidiary and the case of it being a wholly owned subsidiary?

A

Since Nisshin Steel became our subsidiary, both companies have discussed various scenarios and have realized that significant synergies can be generated not only by the integration of the stainless steel sheet business we are announcing today but also by other group companies of NSSMC and Nisshin Steel. With regard to cross-company measures, such as the pursuit of an optimal production system and the business restructuring of group companies, we found that Nisshin Steel needed to become a wholly owned subsidiary in order to take speedy actions without causing concerns over a conflict of interest between the shareholders of both companies.

Q

Nisshin Steel has manufacturing bases in dispersed locations and a complex distribution flow. Do you think that, by making Nisshin Steel a wholly owned subsidiary, an optimal structure can be promptly established out of a wide range of options, such as making effective use of the hot-rolling production lines and other facilities of both companies?

A

We will certainly consider what is likely to be the most efficient production structure for our entire group while incorporating all factors including distribution costs for semi-finished products. We have various options. As each company has a different area of strength, as I mentioned earlier, one of these options can be to consolidate certain production in companies which have applicable strengths.

Q

Some shareholders of Nisshin Steel expect the synergy effects of the company becoming NSSMC’s subsidiary to be generated more on Nisshin Steel’s side. Aren’t you concerned that these shareholders may become dissatisfied and that the acquisition cost may be pushed up?

A

This time we will use a share exchange method, meaning that existing shareholders of Nisshin Steel will end up owning shares of NSSMC. We think that we can generate substantially greater synergies by making Nisshin Steel our wholly owned subsidiary, which will be reflected in our share price and benefit our shareholders. In addition, the allocation ratio in the share exchange assumes an appropriate premium. We are therefore not concerned about what you pointed out.

Q

My impression is that there is significant potential for synergies from the conversion into a wholly owned subsidiary and the integration of the stainless steel sheet business. How do you evaluate the premium of 19% versus the closing share price as of the reference date, after giving due consideration to economic risk and return?

A

I cannot make any specific statement, as we will build up potential synergy details going forward. However, regarding the premium of 19.1% versus the closing share price as of the reference date and 22.1% versus the average closing price for the period of one month, I believe that we can generate sufficient synergies and return on investment which will exceed our cost of capital.

Q

You began discussions regarding making Sanyo Special Steel a subsidiary. Is it possible that, from the perspective of maximizing group synergies, you will also make it a wholly owned subsidiary, as in the case of the conversion of Nisshin Steel on this occasion?

A

At present, we are discussing making Sanyo Special Steel a subsidiary and maintaining its public listing. After obtaining approvals from antitrust authorities and reaching agreement between both companies, we intend to make an announcement.

When NSSMC conducts the Share Exchange with Nisshin Steel, in relation thereto, NSSMC will file a registration statement on Form F-4 with the SEC. Form F-4 will include a prospectus and other documents. When Form F-4 is filed and becomes effective, the prospectus filed as part of Form F-4 will be sent to the U.S. shareholders of Nisshin Steel before the date of shareholders meeting wherein voting rights are scheduled to be exercised to approve the Share Exchange. Form F-4 and the prospectus to be filed will contain important information, such as information on NSSMC and Nisshin Steel, information on the Share Exchange, and other related information. The U.S. shareholders of Nisshin Steel are kindly requested to carefully read Form F-4, the prospectus, and other documents that will be filed with the SEC in relation to the Share Exchange, before exercising their voting rights relating to the Share Exchange at the shareholders meeting. All documents to be filed with the SEC in relation to the Share Exchange will be publicized free of charge on the SEC website at www.sec.gov after filing thereof. Furthermore, such documents will be mailed free of charge upon request. Below is the contact information for mailing such a request.

Contact for inquiries about the Share Exchange:

Company name:	Nippon Steel & Sumitomo Metal Corporation	Company name:	Nisshin Steel Co., Ltd.
Address:	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	Address:	4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
Contact person:	Fumiaki Onishi, General Manager, Public Relations Center	Contact person:	Mitsuhiro Murashita, PR Team and Secretary of General Administration Dept.
TEL:	03-6867-2130	TEL:	03-3216-5566
E-mail:	ohnishi.x97.fumiaki@jp.nssmc.com	E-mail:	murashita.m977@nisshin-steel.co.jp

Any statements in this document, other than those of historical facts, are forward-looking statements about future performance of Nippon Steel & Sumitomo Metal Corp. and its group companies, which are based on management’s assumptions and beliefs in light of information currently available, and involve risks and uncertainties. Actual results may differ materially from these forecasts.